1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : August 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug. 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2018: On a consolidated basis, revenues for July 2018 were approximately NT$74.37 billion, an increase of 5.6 percent from June 2018 and an increase of 3.9 percent from July 2017. Revenues for January through July 2018 totaled NT$555.73 billion, an increase of 7.0 percent compared to the same period in 2017.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)
Period	July 2018	June 2018	M-o-M Increase (Decrease) %	July 2017	Y-o-Y Increase (Decrease) %	January to July 2018	January to July 2017	Y-o-Y Increase (Decrease) %
Net Revenues	74,371	70,438	5.6	71,611	3.9	555,726	519,381	7.0

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017
July	Net sales	74,370,924	71,611,190
Jan. - July	Net sales	555,726,406	519,380,802

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	51,681,530	29,544,130

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	401,474,597	2,546,743

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	21,376,700
	Mark to Market Profit/Loss	81,311
	Unrealized Profit/Loss	(254,674)
Expired Contracts	Notional Amount	309,305,673
	Realized Profit/Loss	(913,270)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	21,533,025
	Mark to Market Profit/Loss	(377,042)
	Unrealized Profit/Loss	(587,111)
Expired Contracts	Notional Amount	119,255,635
	Realized Profit/Loss	(364,247)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	394,315
	Mark to Market Profit/Loss	(3,126)
	Unrealized Profit/Loss	(8,171)
Expired Contracts	Notional Amount	1,874,717
	Realized Profit/Loss	(4,747)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,520,224
	Mark to Market Profit/Loss	191,406
	Unrealized Profit/Loss	207,031
Expired Contracts	Notional Amount	38,414,991
	Realized Profit/Loss	416,020
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,166,642
	Mark to Market Profit/Loss	18,774
	Unrealized Profit/Loss	14,090
Expired Contracts	Notional Amount	3,899,359
	Realized Profit/Loss	18,678
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(116,024)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	12,450,114
	Mark to Market Profit/Loss	14,818,802
	Unrealized Profit/Loss	32,744
Expired Contracts	Notional Amount	27,207,845
	Realized Profit/Loss	151,025
Equity price linked product (Y/N)		N